FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1	Press release, Merger of Konami and Konami Traumer, which was filed with the Tokyo Stock Exchange on April 11, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2005

KONAMI CORPORATION

By:	/s/ Noriaki Yamaguchi
Name: Noriaki Yamaguchi
Title: Executive Vice President and CFO

FOR IMMEDIATE RELEASE

April 11, 2005

KONAMI CORPORATION

2-4-1 Marunouchi, Chiyoda-ku, Tokyo, Japan

Kagemasa Kozuki

Representative Director and CEO

Stock code number: 9766 at TSE1

Contact: Noriaki Yamaguchi

Executive Vice President and Chief Financial Officer

Tel: +81-3-5220-0573

Announcement: Merger of Konami and Konami Traumer

Konami Corporation (“Konami”) hereby announces that resolutions of meetings of the respective Boards of Directors of Konami and Konami Traumer, Inc., (“KT”), a consolidated subsidiary of Konami, held on April 11, 2005 decided that KT will merge with and into Konami, effective on June 1, 2005.

1. Objective of Merger

Konami will take over KT’s business, including designing, manufacturing and selling toys, fancy goods and convenience goods. Integrating KT’s business into Konami’s Toy & Hobby business will enable us to operate the business more effectively and strategically than before.

2. Outline of Merger

A. Schedule of Merger

Board approval for the merger agreement:	April 11, 2005

Signing of merger agreement:	April 11, 2005

Effective date of merger:	June 1, 2005

B. Method of Merger

Konami will be the surviving entity and KT will subsequently be dissolved. This merger will take place without the approval of a meeting of Konami’s shareholders in accordance with Article 413-3-1 of the Commercial Code.

C. Merger Ratio

Company	Konami	KT
Merger Ratio	1	212

(a.) Ratio of Share allotment

212 Konami shares will be allotted for each 1 share of KT.

(b.) Basis of the merger ratio

The merger ratio was determined after consultation and negotiation between the companies based on an evaluation and analysis of the stock prices of the companies calculated by the Market Share Price Method, Discounted Cash Flow Method and Multiple Method.

(c.) New shares to be allotted with respect to the merger

Konami will allot 42,400 shares presently owned as treasury stock, exchanging 212 shares of Konami for each 1 share of KT to shareholders of KT, including beneficial owners, recorded on KT’s shareholder register, including the beneficial owner shareholder register, on the date before the merger. However, Konami will not allot any shares of Konami for the 700 shares of KT held by Konami.

D. Cash Paid for the merger

There will be no payment of cash for the merger.

3. Outline of Merging Companies

Registered name	Konami		KT

Main Business	Production, manufacture and sales for consumer game software, contents for amusement facility and toys		Designing, Manufacturing, Selling of toys, fancy goods and convenience goods

Date of incorporation	March 19, 1973		March 27, 1982

Location of head office	2-4-1 Marunouchi, Chiyoda-ku, Tokyo		2-20-6 Okudo, Katsuhika-ku, Tokyo

Representative	Kagemasa Kozuki Chairman of the Board and CEO		Atsushi Shibuya Representative Director and President

Capital	47,398 million yen		142 million yen

Total number of shares issued	139,531,708		900

Stockholders’ equity (as of March 31, 2004)	108,016 million yen		259 million yen

Total assets (as of March 31, 2004)	183,031 million yen		659 million yen

Financial year end	March 31		March 31

Number of employees (as of March 31, 2004)	904		24

Major vendors and customers	(Vendors) Sony Computer Entertainment Inc. Nintendo Co., Ltd. (Customers) Konami Marketing Japan, Inc.		(Vendors) Grapac. Japan Co., Inc. YOSHITOKU Co., Ltd. THE PILOT INK COMPANY, LIMITED (Customers) Toys “R” Us-JAPAN, Ltd. TOKYU HANDS INC. The Loft Co., Ltd.

Major shareholders and shareholding ratios (as of March 31, 2004)	Kozuki Holdings B.V.	10.50%	Konami	77.78%
	Japan Trustee Services Bank, Ltd.	8.32%	Atsushi Shibuya	22.22%
	The Master Trust Bank of Japan, Ltd.	6.89%

	Konami	6.41%

	Kozuki Capital Corporation	5.43%

Main banks	Sumitomo Mitsui Banking Corporation		Sumitomo Mitsui Banking Corporation

Relationship between parties	Capital	Konami owns 77.78% issued share of KT.

	Personnel	None

	Transaction	Konami sells various toys to KT. Konami purchases various toys from KT. Konami consigns production of various toys to KT.

Financial results for the three most recent years

(Millions of yen, except per share data)

	Konami
Fiscal year ended on	March 31, 2002	March 31, 2003	March 31, 2004
Net revenues	123,283	130,186	146,654
Operating income	11,083	11,577	13,303
Ordinary income	11,792	13,068	16,910
Net income (loss)	8,675	(11,284)	10,381
Net income (loss) per share (yen)	67.96	(92.82)	83.71
Dividend per share (yen)	54.00	54.00	54.00
Stockholders’ equity per share (yen)	1,029.80	872.38	894.08

	(Millions of yen, except per share data)

	KT
Fiscal year ended on	March 31, 2002	March 31, 2003	March 31, 2004
Net revenues	638	569	1,039
Operating income	5	(47)	28
Ordinary income	3	(48)	27
Net income	0	(57)	19
Net income per share (yen)	1,111.06	(95,197.17)	21,419.30
Dividend per share (yen)	—	—	—
Stockholders’ equity per share (yen)	120,057.20	24,860.02	287,992.65

4. After the Merger

Registered trade Name	Konami Corporation

Main business	Production, manufacture and sales of consumer game software, contents for amusement facilities and toys

Location of head office	2-4-1 Marunouchi, Chiyoda-ku, Tokyo

Representative	Kagemasa Kozuki

Capital	47,398 million yen

Total assets	Undecided

Financial year end	March 31

Effects on results of operation

As a result of the merger, our consolidated operating results are expected to improve as a result of improved business efficiency. However, the forecast for our consolidated operating results following the merger is not currently determined.

This press release contains forward-looking statements about our industry, our business, our plans and objectives, our financial condition and our results of operations that are based on our current expectations, assumptions, estimates and projections. These forward-looking statements are subject to various risks and uncertainties. Known and unknown risks, uncertainties and other factors could cause our actual results to differ materially from and be worse than those contained in or suggested by any forward-looking statement. We cannot promise that our expectations, projections, anticipated estimates or other information expressed in or underlying these forward-looking statements will turn out to be correct. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.